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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                SCHEDULE 14D-1/A
                               (AMENDMENT NO. 2)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 LucasVarity plc
                            (Name of Subject Company)

                                TRW Automotive UK
                                    TRW Inc.
                                    (Bidders)

                  Ordinary Shares of 25 pence each and American
            Depositary Shares, each representing ten Ordinary Shares
                  and evidenced by American Depositary Receipts
                         (Title of Class of Securities)

                           G 56955100 (Ordinary Shares)
                      549395101 (American Depositary Shares)
                      (Cusip Number of Class of Securities)

                            William B. Lawrence, Esq.
             Executive Vice President, General Counsel and Secretary
                                    TRW Inc.
                               1900 Richmond Road
                              Cleveland, Ohio 44124
                                 (216) 291-7230
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)
                                    Copy to:
                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3800







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CUSIP NO. G 56955100 (ORDINARY SHARES)
CUSIP NO. 549395101    (AMERICAN DEPOSITARY SHARES)

1)   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TRW Automotive UK

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(e) OR 2(f) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales

7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,852,100* (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)


8)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [    ]


9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 0.13% of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) outstanding as of February 2, 1999.**

10)  TYPE OF REPORTING PERSON

     CO


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CUSIP NO. G 56955100  (ORDINARY SHARES)
CUSIP NO. 549395101 (AMERICAN DEPOSITARY SHARES)

1)   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TRW Inc.
     I.R.S. No. 34-0575430

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     BK

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio

7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,852,100* (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)


8)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [    ]


9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 0.13% of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) outstanding as of February 2, 1999.**

10)  TYPE OF REPORTING PERSON

     CO
________________________

* Irrevocable undertakings to accept the offer (the "Offer") by TRW Automotive UK to purchase all of the outstanding (i) ordinary shares of 25 pence each of LucasVarity plc ("LucasVarity Shares") and (ii) American Depositary Shares ("LucasVarity ADS"), each representing ten LucasVarity Shares and evidenced by American Depositary Receipts, have been received from Directors of LucasVarity in respect of their holdings of LucasVarity Shares and LucasVarity ADSs. The irrevocable undertakings are described in Section 4 under the caption "Irrevocable undertakings" in the letter, dated February 6, 1999, from Morgan Guaranty Trust Company of New York in the Offer To Purchase, dated February 6, 1999 (the "Offer to Purchase") and in Section 4 under the caption "Shareholdings and dealings" in Appendix VI to the Offer To Purchase.

** Based on information provided in Section 15 of Appendix VI of the Offer to Purchase.


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         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 initially filed on February 5, 1999 (as amended, the "Schedule 14D-1") by TRW Inc., an Ohio corporation ("TRW"), and TRW Automotive UK, a private unlimited company registered in England and Wales, with the Securities and Exchange Commission in respect of the tender offer for all the outstanding
(i) ordinary shares of 25 pence each of LucasVarity plc and (ii) American Depositary Shares of LucasVarity, each representing ten LucasVarity Shares and evidenced by American Depositary Receipts, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated February 6, 1999, the related Letter of Transmittal and the related Form of Acceptance, Authority and Election Relating to the Offer. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the
Schedule 14D-1.

Item 2.  Identity and Background.

         (a) through (d) The information appearing in Section 2(b) under the caption "Directors of the Offeror, TRW and of LucasVarity -- Directors and executive officers of TRW" in Appendix VI to the Offer To Purchase is amended as follows: the information related to David B. Lewis under such caption is amended to delete the reference to CSX Transportation Inc. TRW inadvertently stated that Mr. Lewis is a director of CSX Transportation Inc.

Item 10.  Additional Information.

         At 11:59 p.m., New York time, on February 13, 1999, the waiting period under the Hart-Scott-Rodino Act expired.

         The full text of a press release, dated February 15, 1999, issued by TRW with respect to the expiration of such waiting period and certain other matters is filed as Exhibit (a)(13) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

(a)(13) Text of Press Release issued by TRW Inc. dated February 15, 1999.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TRW INC.


                                          By: /s/ William B. Lawrence
                                              ---------------------------------
                                              William B. Lawrence
                                              Executive Vice President, General
                                              Counsel and Secretary


                                          TRW AUTOMOTIVE UK


                                          By: /s/ William B. Lawrence
                                              ---------------------------------
                                              William B. Lawrence
                                              Secretary

Date: February 15, 1999




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